UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BLYTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-13026	36-2984916
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
One East Weaver Street		06831
Greenwich, Connecticut
(Address of principal executive offices)		(Zip Code)

Michael S. Novins, Esq.
Vice President and General Counsel
(203) 661-1926
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.
Section 1 - Conflict Minerals Disclosure
Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the “conflict mineral rules”) require Blyth, Inc. (the “Company”) to make certain disclosures concerning supply sources for conflict minerals - principally consisting of gold, tin, tungsten, or tantalum (“3TG”) - that may be necessary to the manufacture or functionality of our products. Terms and phrases used but not defined in this disclosure have the meanings given under the conflict mineral rules.
Item 1.01 Conflict Minerals Disclosure
The Company assessed both of its business units (PartyLite and Silver Star Brands) separately to determine whether it was necessary to conduct a Reasonable Country of Origin Investigation (“RCOI”) with respect to 3TG. A more detailed description of the Company’s business units is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
PartyLite
In 2014 PartyLite manufactured its own candles at its Batavia, Illinois and Cumbria, United Kingdom manufacturing facilities. In 2015 the Cumbria facility was shut down. The only metal parts in any of the candles consist of wick holders at the bottom of its tealight and votive holder candles. These metal parts are made of steel or aluminum and to PartyLite’s knowledge do not contain any 3TG.
PartyLite also buys candle holders, electric candle lights, scent warmers, diffusers and other decorative items from third party manufacturers. PartyLite’s involvement in ordering the product consisted only of (a) specifying or negotiating contractual terms with a manufacturer that do not directly relate to the manufacturing of the product or (b) affixing its brand, marks, logo, or label to a generic product manufactured by a third party. These products were, therefore, not subject to the RCOI with respect to 3TG.
PartyLite identified 83 stock keeping units, or SKUs, in its inventory of approximately 368 non-candle SKUs, the designs for which were modified at PartyLite’s request and custom made for PartyLite and which included metal parts. These 83 custom made SKUs were purchased from 20 vendors. As PartyLite could be considered to have “contracted to manufacture” these products, it conducted a RCOI with respect to these products. Each vendor was sent a letter and a Supplier Conflict Minerals Declaration form adapted from the Conflict Minerals Reporting Template of the Electronic Industry Citizenship Coalition’s Global Sustainability Initiative. Only four vendors indicated the presence of metals including any 3TG (mostly tin). All four vendors indicated that the 3TG metals in the products did not originate in the Democratic Republic of the Congo or the adjoining countries.
Silver Star Brands
Silver Star Brands’ products are decorative and functional household products, personalized cards, gifts, unique food products and health and wellness products. Silver Star Brands buys these products from third party manufacturers. Silver Star Brands’ involvement in ordering the product consisted only of (a) specifying or negotiating contractual terms with a manufacturer that do not directly relate to the manufacturing of the product or (b) affixing its brand, marks, logo, or label to a generic product manufactured by a third party. These products were, therefore, not subject to the RCOI with respect to 3TG.
Silver Star Brands identified 1,030 SKUs (of its inventory of approximately 16,000 SKUs) purchased from 152 vendors for which Silver Star Brands had exclusive rights to the design. As Silver Star Brands could be considered to have “contracted to manufacture” these products, it conducted a RCOI with respect to these products. Silver Star Brands sent to 45 of those vendors whose products included metal parts a letter and a Supplier Conflict Minerals Declaration form adapted from the Conflict Minerals Reporting Template of the Electronic Industry Citizenship Coalition’s Global Sustainability Initiative. Five vendors indicated the presence of metals including any 3TG (mostly tin). All five vendors indicated that the 3TG metals in the products did not originate in the Democratic Republic of the Congo or the adjoining countries.
* * * * *
Based on the evaluation of the Company’s products and its RCOI, the Company has no reason to believe that any of the necessary 3TG in its products in 2014 originated in the Democratic Republic of the Congo or an adjoining country.
Internet Availability of Conflict Minerals Disclosure specialized report
A copy of this Conflict Minerals Disclosure is available on the Company’s corporate Internet site, at http://blyth.investorroom.com/index.php?s=64&item=114.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BLYTH, INC.

By: /s/ Jane F. Casey
Name: Jane F. Casey
Title: Chief Financial Officer
Date: May 29, 2015